Mail Stop 4561
Via Fax (5411) 5352 8049

July 23, 2009

Hernán Kazah
Executive VP and Chief Financial Officer
MercadoLibre, Inc.
Tronador 4890, 8th Floor
Buenos Aires, C1430DNN, Argentina

>   **Re: MercadoLibre, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 27, 2009**
>   **Forms 8-K filed on February 24, 2009 and May 6, 2009**
>   **File No. 001-33647**

Dear Mr. Kazah:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

>   Sincerely,

>   Kathleen Collins
>   Accounting Branch Chief